

April 30, 2015

Sylvain Toutant
Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Quebec, Canada, H4P 1M2

> **Re: DAVIDsTEA Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 17, 2015**
> **File No. 333-203219**

Dear Mr. Toutant:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2014 letter.

Notes to Consolidated Financial Statements

Note 17. Mandatorily Redeemable Preference Shares

Financial Derivative Liability, page F-29

1.   We note the assumptions relied upon when estimating the fair value of the derivative financial instrument using the Black Scholes option pricing model including the underlying value of common shares. We also note your anticipated price range after giving effect for the 1-for-1.6 forward share split in your response letter dated April 28, 2015. Please tell us more about the factors that would lead to such a large increase in the underlying value of common shares as of January 31, 2015, after giving effect to the forward share split, and the post share split anticipated price range for the offering. Please also specifically tell us whether the assumed market value of the common stock

contemplates the forward stock split. We may have further comments after reviewing your response.

Note 20. Income Taxes, page F-34

2.   We note your response to comment 3 and it remains unclear why there would be a decrease in the effective tax rate for the year ended January 26, 2013 and an increase in the effective tax rate for the year ended January 25, 2014 related to unrecognized benefits on U.S. tax losses. In this regard, please tell us whether you recognized a deferred tax asset related to the U.S. tax losses for either period along with a full valuation allowance given your assertion that prior to January 31, 2015 you determined that it was not probable that you would realize the benefits of the U.S. operating tax losses carried forward. Please also revise your filing to provide a narrative explanation of your line item descriptions as outlined in paragraph 81(d) of IAS 12.

Note 22. Earnings Per Share, page F-36

3.   After reviewing your response to comment 4, please elaborate as to why you believe the disclosure requirements in paragraph 70 of IAS 33 are insignificant in light of the material difference between basic and diluted EPS for the year ended January 31, 2015. Alternatively, you may revise your filing to provide all of the disclosures outlined in paragraph 70 of IAS 33.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director